[WFAF Letterhead]

June 24, 2011

Michelle Roberts
Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:      Wells Fargo Variable Trust, File Nos. 333-174536 and 811-09255 (the “Registrant”)

Dear Ms. Roberts and Mr. Burak:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. Roberts on June 21, 2011 to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on May 26, 2011, accession no. 0001081402-11-000005, relating to the acquisition of the assets of a series of the Registrant (the “Target Fund”) by another series of the Registrant (the “Acquiring Fund”), as follows:

Target Fund	Acquiring Fund
Wells Fargo Advantage VT Core Equity Fund	Wells Fargo Advantage VT Opportunities Fund

Please note the following responses to your comments (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Registration Statement):

Prospectus/Proxy Statement Comments from Ms. Roberts:

Comment 1:   In the section entitled “Principal Risk Comparison,” you asked us to:

(i)         Delete the sentence which reads “Although each of the Funds may be subject to all or substantially all of the risks listed below, they may be subject to a particular risk to different degrees or not at all.”

(ii)        Amend the sentence that begins “For example…” so that it highlights the specific differences between the risks of the funds.

(iii)       Consider deleting the sentence which states “In addition, there may be differences in risk disclosure in the Funds’ prospectuses that do not necessarily correspond to actual differences in strategies.”

Response 1:    We have made the requested changes.

Comment 2:   In the section entitled “Fund Performance Comparison,” you asked us to delete the language which reads “(before and after taxes)”.

Response 2:    We have made the requested change.

Comment 3:   You noted that the anchors for footnote number 1 under each of the Annual Fund Operating Expenses tables appear to be missing in the Edgar filing.

Response 3:    Due to an Edgar filing issue, these footnote anchors – which should have tied to the column headings “Total Annual Fund Operating Expenses” – rendered in the print version but not in the Edgar filing version.  We will correct this error in the definitive filing.

Comment 4:   You asked us to remove performance information for Class 1 of Wells Fargo Advantage VT Opportunity Fund in the Average Annual Total Returns table or provide adequate disclosure explaining the basis of the performance history that is shown.

Response 4:    We have included the below footnotes to the applicable Average Annual Total Returns tables and deleted “Exhibit C – Additional Performance Information”:

                        Wells Fargo Advantage VT Core Equity Fund (Class 2) - Historical performance shown for Class 2 shares prior to their inception reflects the performance of Class 1 shares, adjusted to reflect the higher expenses applicable to Class 2 shares. Historical performance shown for all classes of Wells Fargo Advantage VT Core Equity Fund prior to July 19, 2010 is based on the performance of the fund’s predecessor, Evergreen VA Fundamental Large Cap Fund.

                        Wells Fargo Advantage VT Opportunity Fund (Class 1) - Historical performance shown for Class 1 shares reflects the performance of Class 2 shares, and includes the higher expenses applicable to Class 2 shares. If these expenses had not been included, returns would be higher. The Class 2 annual returns are substantially similar to what the Class 1 annual returns would be because the Class 2 and Class 1 shares are invested in the same portfolio and their returns differ only to the extent that they do not have the same expenses.

Comment 5:   You asked us to reconcile the following two statements:

“The total annual fund operating expenses for both Funds set forth in the following tables are based on the actual expenses incurred for each Fund's most recent fiscal year ended December 31, 2010.” – introductory paragraph to Annual Fund Operating Expenses tables

“Expenses have been adjusted as necessary from amounts incurred during the Fund’s most recent fiscal year to reflect current fees and expenses”  - footnotes to Annual Fund Operating Expenses tables

Response 5:    Both the Target Fund and the Acquiring Fund had contractual rate changes to their respective advisory and administration fees during the course of the most recent fiscal year.  Accordingly, we restated the fees to reflect the revised contractual rates.  As a result, we have modified the introductory paragraph to the Annual Fund Operating Expenses tables to read as follows:

                        “The total annual fund operating expenses for both Funds set forth in the following tables are based on the actual expenses incurred for each Fund's most recent fiscal year ended December 31, 2010, adjusted as necessary from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses.”

Comment 6:   In the expense example introductory paragraph, you asked us to consider changing the sentence “The fee waiver in the Total Annual Fund Operating Expenses After Fee Waiver is only reflected for the length of the waiver commitment in each of the following time periods.”  You suggested we change this to “The time periods in the example below reflect the fee waiver for the length of the applicable commitment.”

Response 6:    We have revised the expense example introductory paragraph to read as follows:

                        “The example below is intended to help you compare the costs of investing in the Fund with the costs of investing in other mutual funds. The example assumes a $10,000 initial investment, 5% annual total return, and that operating expenses remain the same as in the tables above. The example also assumes that the Total Annual Fund Operating Expenses After Fee Waiver shown above will only be in place for the length of the current waiver commitment. Expenses that may be charged in connection with variable life insurance policies or Variable Contracts are not included in this Example of Expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:”

Comment 7:   Under “Investment Adviser,” you asked us to add a sentence describing the role of Funds Management, similar to the sentence describing Wells Capital Management under “Sub-Adviser.”

Response 7:    We have modified the first bullet describing Funds Management to read as follows:

                        “Funds Management, an indirect, wholly-owned subsidiary of Wells Fargo & Company (“Wells Fargo”), is a registered investment adviser that provides investment advisory and administrative services for Wells Fargo Advantage Funds®.

Comment 8:   In the section entitled “Portfolio Managers,”you asked us to consider revising the parenthetical which reads “(or, in the case of Class 1 of the Acquiring Fund, the Merger SAI)” to read “(as well as the Merger SAI).”

Response 8:    We respectfully decline to make this revision as we believe the current statement correctly directs shareholders to the relevant disclosure document.

Comment 9:   In the section entitled “Shareholder/Contract Owner Information,” you asked us to consider bolding the following sentences:

“An Insurance Company may determine what it deems to be timely voting instructions and, accordingly, may establish cut-off times for submitting voting instructions that are earlier than the date and time of the Meeting.”

“Your Insurance Company’s policies may be different from those discussed herein.”

“Please contact your Insurance Company for information regarding their specific practices, including in respect of the Meeting and this prospectus/proxy statement.”

Response 9:    We have made the requested changes.

Prospectus/Proxy Statement Comments from Mr. Burak:

Comment 10: You requested that we include an estimate of any brokerage or other reposition costs expected to be incurred in connection with the reorganization as an adjustment to the capitalization table, reducing the net assets of the combined fund, and include a footnote to explain the adjustment. You requested that we describe the effect of any such costs in either the Merger Summary or following the sixth paragraph section entitled “Agreement and Plan of Reorganization.”

Response 10:  We respectfully decline to make the requested change. The costs of repositioning the portfolio will include both transaction costs and the market effect over time on the combined portfolio, and management believes that the combined effect of these costs cannot be reasonably estimated at this time. We do note, however, that current estimates are that securities representing less than 10 percent of the combined portfolio will be required to be turned over to comply with the Acquiring Fund's investment strategies.

Comment 11: You asked us to include accession numbers for any documents incorporated by reference.

Response 11:  We will include the accession numbers as requested.

Comment 12: In the section entitled “Material U.S. Federal Income Tax Consequences of the Merger,” you asked us to explain the following statement in plain English, for example, by explaining that the capital loss carry forwards of the Target Fund will be available for use by the Acquiring Fund but they may be limited.

                        “the Acquiring Fund will succeed to, and take into account the items of the Target Fund described in Section 381(c) of the Internal Revenue Code, subject to the conditions and limitations specified in the Internal Revenue Code and the U.S. Treasury regulations thereunder.”

Response 12:  We have added the following explanatory language to help clarify key provisions of Section 381(c) of the Internal Revenue Code:

                        “, for example, capital loss carryforwards and methods of accounting,”

Pro Forma Combining Financial Statement Comment from Mr. Burak:

Comment 13: In the section of the Merger SAI entitled “Narrative Description of the Pro Forma Effects of the Reorganization,” you asked that we describe what type of expenses (brokerage expenses and/or normal operating expenses) are referenced in the following statement:

                        “These expenses do not include any expenses incurred by the Target Fund or the Acquiring Fund.”

Response 13:  The identified disclosure has been revised as follows:

“Whether or not the Reorganization is consummated, all expenses incurred by the Target Fund and Acquiring Fund in connection with the Reorganization (including the cost of any proxy soliciting agents) will be borne by Funds Management or one of its affiliates. The expenses to be borne by Funds Management or one of its affiliates do not include any brokerage or other transaction expenses incurred by the Funds in connection with the Reorganization, which will remain the responsibility of the Funds.”

Comment 14: In the section of the Merger SAI entitled “Narrative Description of the Pro Forma Effects of the Reorganization,” you asked us to explain how the proposed reorganization would result in a decrease in advisory fees when the Acquiring Fund’s advisory fees are higher than those of the Target Fund.

Response 14:  We have revised disclosure which stated that the reorganization would result in a decrease in advisory fees to read as follows:

                        “On a pro forma basis for the twelve months ended December 31, 2010, the advisory fees of the Acquiring Fund reflect a slight decrease of $367 due to changes in advisory fee rates that occurred during the fiscal year and the proposed Reorganization would result in a decrease of $34,065 in other operating expenses.”

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around June 27, 2011 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

                                                                                    Brian J. Montana, Esq.

cc: Marco Adelfio, Esq.

      C. David Messman, Esq.